GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

28 July 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dew GKN PLC SUPPL

Dear Sirs,

GKN agrees sale of 50 per cent stake in AgustaWestland to Finmeccanica for £1,063.5 million

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

dlw 8/5

Date 28 July 2004

GKN agrees sale of 50 per cent stake in AgustaWestland to Finmeccanica for £1,063.5 million

Further to the announcement on 26 May 2004, GKN plc announces that it has signed definitive agreements with Finmeccanica SpA in relation to the proposed sale of GKN's 50 per cent stake in AgustaWestland N.V., its helicopter joint venture with Finmeccanica, together with related aircraft manufacturing facilities and airfield at Yeovil, for £1,063.5 million.

The transaction is conditional upon approval by GKN shareholders and required regulatory approvals. A circular setting out the key terms of the proposed transaction, together with a notice convening an Extraordinary General Meeting, will be sent to GKN shareholders in August. Completion of the proposed transaction is expected by the end of 2004.

In 2003 AgustaWestland's contribution to GKN's profit before tax together with the net rental income from the property to be disposed of was £99 million and at 31 December 2003 the aggregate carrying value of GKN's share of AgustaWestland's net assets and the property was £212 million.

Kevin Smith, Chief Executive of GKN, said: "I am delighted that we have now signed definitive agreements with Finmeccanica for the sale of our interest in AgustaWestland. The proposed sale represents good value for GKN shareholders and places GKN in an excellent position for its future development."

Under the terms of the proposed transaction, the consideration of £1,063.5 million is receivable in cash on completion. This amount includes the sum of £35 million to be held in escrow and repaid to Finmeccanica by way of a reduction of the purchase price if the Future Lynx contract has not been awarded to AgustaWestland by the UK Ministry of Defence, in two specified stages exceeding certain revenue thresholds, by 31 May 2008.

The proceeds from the sale will strengthen GKN's balance sheet and will provide GKN with increased flexibility to accelerate the strategic development of the Group, including, if the opportunity arises, further selective add-on acquisitions. The financial impact of the sale, before the effects of re-investment, is expected to be moderately dilutive to earnings per share.

In the short term, GKN will consider paying down short term bank borrowings and may make advance payments into the GKN pension fund. Furthermore, as previously announced, GKN may also take the opportunity to buy back ordinary shares in the market to hold temporarily in treasury, if to do so would enhance earnings per share.

Further enquiries:
GKN Corporate Communications
+ 44 (0) 20 7463 2354

Editors' notes:

AgustaWestland is one of the world's largest helicopter suppliers and was established as a joint venture in February 2001 from the combination of GKN and Finmeccanica's respective helicopter businesses. AgustaWestland designs and manufactures a range of light to medium lift military and civil helicopters and provides engineering support and training services.